Exhibit 99.8
The United Nations Development Program (UNDP) and Total
Sign Cooperation Agreement for the Asia-Pacific Region
Paris, Bangkok — October 12, 2006 — Elizabeth Fong, Manager of UNDP’s Regional Center in Bangkok (RCB), and Bruno Weymuller, member of Total’s Executive Committee (France) and President, Strategy and Risk Assessment, today signed a three-year, renewable cooperation agreement covering joint actions in the Asia-Pacific region, where both organizations have a strong presence.
This is the first time that this type of regional cooperation agreement has been signed in the Asia-Pacific region.
“It’s crucial that a major international company like Total and UNDP, the UN’s global development network, be able to share their experience, pool their resources and combine their efforts in this region to help to achieve the UN Millennium Development Goals,” Mr. Weymuller said at the signing ceremony in Bangkok.
The agreement encompasses regional actions, local actions and a yearly assessment of cooperation project results.
The regional actions will promote:
•	Enhanced energy efficiency, clean use of fossil fuels, and renewable energies such as solar and wind power, biomass and biofuels.

•	A sustainable, transparent economic environment based on the principles of the UN Global Compact, by making a tangible contribution to the development of small and medium-sized businesses and socioeconomic projects in communities near Total’s facilities in the region.

•	Consolidating relationships, dialogue and cooperation with networks of civil society organizations and international institutions in the region.

•	Participation in UNDP’s “Young Asian Leaders” initiative.
Defined in cooperation with the national and regional governments of the countries concerned, local actions will be implemented by national UNDP offices and Total subsidiaries in the region. These initiatives will focus on areas where both UNDP and Total are active, such as energy, socioeconomic growth, sustainable development, social innovation and business ethics. The two partners are already conducting joint programs, including management of the Mahakam River Delta in

Indonesia and access to energy in rural communities in Cambodia. In addition, contacts have been forged in China over recent months.
The tangible results of the actions will be assessed in detail at a yearly meeting of the heads of UNDP national offices and Total subsidiaries. The meeting will also be an opportunity for joint discussion of ways to strengthen the cooperation. Representatives from UNDP’s and Total’s headquarters will take part in these meetings.
“This partnership brings together the strengths of both UNDP and Total to create sustainable development initiatives that will contribute to local communities and also protect the environment,” says Elizabeth Fong, Manager of the Regional Centre in Bangkok. “We have a network of offices and projects across the Asia-Pacific Region that will benefit greatly from the potential of Total’s support.”
The agreement illustrates the success of the international cooperation strategy that has been deployed by UNDP and Total since 2001, which is reflected in the implementation of joint local actions in Africa, South America and the Indian Ocean. Once the conditions are right, this type of agreement will be extended to other regions.
UNDP is the UN’s global development network, an organization advocating for change and connecting countries to knowledge, experience and resources to help people build a better life. It is active in 37 countries in the Asia-Pacific region, focusing on solutions to the challenges of democratic governance, access to energy, environmental protection, and crisis prevention and recovery.
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals.
In 2005, 10 % of Total’s oil and gas production came from the Asia-Pacific region, a percentage that is forecast to grow in the coming years. The Group refines and markets its products in a large number of countries in the region.
Total’s core values are professionalism, respect for employees, an ongoing concern with safety and environmental protection, and supporting the development of host communities.

Press contacts:
philippe.gateau@total.com	+ 33 1 47 44 47 05
cherie.hart@undp.org	+ 662 288 21 33